

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2024

Peter J. Holst
Chief Executive Officer
Oblong, Inc.
110 16th Street, Suite 1400 #1024
Denver, CO 80202

      Re: Oblong, Inc.
          Registration Statement on Form S-3
          Filed October 4, 2024
          File No. 333-282515

Dear Peter J. Holst:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Ron Levine